EXHIBIT 99.4

[Reference Translation]

Voting Card	Shareholder number:	Number of voting rights exercised: voting				Instructions

To: The Bank of Yokohama, Ltd.

I hereby exercise my voting rights as indicated to the right (by circling approval or disapproval) regarding each proposal for Bank of Yokohama’s extraordinary general meeting of shareholders to be held on December 21, 2015 (including any continuation or adjournment of the meeting).

		Proposals	Proposal 1	Proposal 2

1. If you are unable to attend the shareholders’ meeting in person, please indicate your approval or disapproval on the voting card and mail it so that it arrives by December 18, 2015.

2. Please use a black-ink ball-point pen to indicate your approval or disapproval by clearly circling the appropriate item.

3. To exercise voting rights via the Internet, please access the website written below by using your voting code and password and enter your approval or disapproval by 6 p.m. on December 18, 2015. You do not need to return your voting card if you vote via the Internet.

		Indication of approval/ disapproval	Approval	Approval

			Disapproval	Disapproval	Cut along this line

Dated: , 2015

If you do not indicate your approval or disapproval of a proposal, you will be considered to have approved that proposal.		If you exercise voting rights both in writing and via the Internet, the votes submitted via the Internet will prevail.
The Bank of Yokohama, Ltd.		When attending the shareholders’ meeting in person, do not detach the portion to the right but submit this card at reception as is.